Exhibit 3.1

It is resolved as a special resolution, that the following articles of Bayview’s Second Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on September 16, 2024 and further amended by special resolutions passed on June 17, 2025 and December 12, 2025 (the “Existing Charter”) be amended as follow with immediate effect:

(i)	Article 37.8 of the Existing Charter be deleted in its entirety and replaced as follows:

“37.8	The Company has until June 19, 2026 (the Termination Date) to consummate a Business Combination, provided that if the Board of Directors anticipates that the Company may not be able to consummate a Business Combination by the Termination Date, the Company may, by Resolution of Directors, at the request of the Sponsors, extend the Termination Date up to six (6) times, each by an additional one (1) month (for a total of up to six (6) months after the Termination Date) to complete a Business Combination, subject to the Sponsors depositing additional funds into the Trust Account upon five days’ advance notice prior to the applicable deadline in accordance with terms as set out in the Trust Agreement and referred to in the Registration Statement. In the event that the Company does not consummate a Business Combination by the Termination Date (or six (6) months after the Termination Date, subject in the latter case to valid extensions having been made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, dissolve and liquidate,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”